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                             October 17, 2023

       Dave Chan Ming
       Chief Executive Officer
       SU Group Holdings Ltd
       Unit 01     03, 3/F, Billion Trade Centre
       31 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: SU Group Holdings
Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted September
29, 2023
                                                            CIK No. 0001969863

       Dear Dave Chan Ming:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       PRC Approvals, page 7

   1. We note your disclosure that you "have not experienced denials in obtaining permissions or approvals and have
complied with the applicable laws and regulations in all material respects." The
disclosure here should not be qualified by materiality. Please make appropriate revisions
to your disclosure. In addition, revise to clarify whether you have received all requisite
permissions or approvals, as your disclosure only explicitly states that you have not
received any denials.
 Dave Chan Ming
FirstName LastNameDave
SU Group Holdings Ltd Chan Ming
Comapany
October 17,NameSU
            2023   Group Holdings Ltd
October
Page 2 17, 2023 Page 2
FirstName LastName
Risk Factors
The PRC legal system is evolving rapidly and the PRC government exerts substantial influence..., page 32

2. We note your revised disclosure in response to comments 6 and 9. Please further revise this risk factor to remove your references to "oversight" and restore
your prior    influence
         or discretion    language. Alternatively, explain how oversight is
different in this context,
         or provide a more detailed description of what you mean by oversight.
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Richard Anslow, Esq.